[CELESTICA LETTERHEAD]

December 5, 2007

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2006
Filed March 20, 2007
File No. 001-14832

Dear Mr. Shuman:

On behalf of Celestica Inc. (the “Company”), I refer to the letter dated November 30, 2007 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s 20-F for the fiscal year ended December 31, 2006 and my telephone conversation with Matthew Crispino of the Staff on December 4, 2007 regarding the Company’s request for an extension of the due date for responding to the Letter. The purpose of this letter is to confirm our understanding, based upon our telephone exchange, that the Staff has taken no exception to our request for an extension to December 19, 2007 to provide responses to the Letter.

The Company appreciates your cooperation in extending the due date for their response.

Very truly yours,

/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Senior Vice President, Chief Legal Officer
and Corporate Secretary

Celestica

12 Concorde Place 5th Floor

Toronto, Ontario

Canada M3C 3R8

www.celestica.com